Exhibit 2.1


                            NOTICE OF TERMINATION


Tradestream Global Corp. (formerly Pender International, Inc.) is exercising the right to terminate the Agreement of Purchase and Sale of Stock dated June 17, 2005 between Pender International, Inc. and Brookstreet Capital Corp. (and all agreements referenced and exhibited therein) (the "Agreement").

On September 29, 2005. Tradestream Global Corp. ("Tradestream") was notified in writing that Brookstreet Capital Corp. ("Brookstreet") was unable to make timely payment as outlined in the Agreement. This notice states that Brookstreet has defaulted in their payment of interest to Tradestream. As stated in the Agreement (EXHIBIT B, Section 4(d)) this is an occurrence of an "Event of Default".

As agreed upon, Tradestream has opted to exercise its right to reacquire and become the owner of 100 shares of stock of Montebello Developments Corp. (pledged security for the loan) (the "Shares"). Upon full receipt of the Shares, Tradestream Global Corp. will terminate and cancel the Agreement.

IN WITNESS WHEREOF, the parties hereto have duly executed this Notice of Termination as of September 29, 2005.




                                               TRADESTREAM GLOBAL CORP.


                                               Per: /s/ Kalson G.H. Jang
                                                    --------------------------
                                                    Kalson G.H. Jang
                                                    Chairman of the Board



                                               BROOKSTREET CAPITAL CORP.


                                               Per: /s/ Karen Man Lam
                                                    --------------------------
                                                    Karen Man Lam
                                                    President